Mail Stop 3561

November 18, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Albert Hernandez
President and Chief Executive Officer
SkyPostal Networks, Inc.
7805 NW 15th Street
Miami, Florida 33126

   Re: **SkyPostal Networks, Inc.**
     Form 10-K for the year ended December 31, 2008
     Filed March 31, 2009
     File No. 0-52137

Dear Mr. Hernandez:

We have completed our review of your Form 10-K noted above and do not, at this time, have any further comments.

           Sincerely,

           Linda Cvrkel
           Branch Chief